May 9, 2019

Philip R. Mays
Executive Vice President, Chief Financial Officer and Treasurer
Cedar Realty Trust, Inc.
44 South Bayles Avenue
Port Washington, New York 11050-3765

       Re: Cedar Realty Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 14, 2019
           Form 8-K
           Filed February 7, 2019
           File No. 001-31817

Dear Mr. Mays:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed on February 7, 2019

Exhibit 99.1
2019 guidance, page 5

1. We note you provided 2019 guidance ranges for certain non-GAAP financial measures.
      In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of
      Regulation S-K. To the extent you are relying on the "unreasonable efforts" exception in
      Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to
      Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-
      GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the
 Philip R. Mays
Cedar Realty Trust, Inc.
May 9, 2019
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun, Staff Accountant, at (202)-551-3581 or Wilson K. Lee,
Senior Staff Accountant, at (202)-551-3468 with any questions.



                                                          Sincerely,
FirstName LastNamePhilip R. Mays
                                                          Division of
Corporation Finance
Comapany NameCedar Realty Trust, Inc.
                                                          Office of Real Estate
and
May 9, 2019 Page 2                                        Commodities
FirstName LastName